FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   May 11, 2004

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Miramar Mining Corporation (the “Corporation”) will be held in the Strathcona Room of the Four Seasons Hotel, Vancouver, British Columbia on May 19, 2004, at the hour of 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year of the Corporation ended December 31, 2003, together with the report of the auditor thereon;

2.	to elect directors of the Corporation;

3.	to appoint an auditor of the Corporation for the ensuing financial year and to authorize the directors of the Corporation to fix the remuneration of the auditor; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of the Corporation are invited to attend the Meeting. Shareholders of record at the close of business on April 14, 2004 are entitled to notice of the Meeting and will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person should complete, date and sign the accompanying form of proxy and return it to the office of the Corporation’s registrar and transfer agent, Pacific Corporate Trust Company, at 10th Floor — 625 Howe Street, Vancouver, British Columbia V6C 3B8 prior to 5:00 p.m., Pacific Time, on May 17, 2004 in order for the form of proxy to be effective. Deposit of a proxy may be made by delivery through the mail, but the proxy should be mailed promptly in order to ensure timely deposit. A self addressed envelope is provided for the return of a proxy.

        Dated at Vancouver, British Columbia, this 23rd day of April, 2004.

By Order of the Board Anthony P. Walsh President

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

MANAGEMENT INFORMATION CIRCULAR

General Proxy Information

Solicitation of Proxies

This management information circular (this “Proxy Circular”) is being furnished to the shareholders of Miramar Mining Corporation (the “Corporation”) in connection with the solicitation of proxies by the directors and management of the Corporation for use at the annual general meeting of the shareholders of the Corporation (the “Meeting”) to be held in the Strathcona Room at the Four Seasons Hotel, in Vancouver, British Columbia on May 19, 2004 at the hour of 10:00am Pacific Time, for the purposes set out in the notice of the Meeting accompanying this Proxy Circular. This Proxy Circular is first being sent to shareholders of the Corporation on or about April 23, 2004. Unless otherwise stated, information contained in this Proxy Circular is given as of the date hereof.

The solicitation of proxies for the Meeting will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation or by agents retained by the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, their reasonable expenses for sending proxies and proxy material to beneficial owners of common shares of the Corporation and requesting authority to execute proxies in respect of such common shares of the Corporation. The Corporation will bear the expenses of such solicitation of proxies.

No person is authorized to give any information or to make any representation other than as contained in this Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Proxy Circular shall not under any circumstances create an implication that there has been no change in the information set forth herein since the date of this Proxy Circular.

Appointment of Proxy and Discretionary Authority

The persons named in the form of proxy accompanying this Proxy Circular are officers and directors of the Corporation. A shareholder of the Corporation has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy accompanying this Proxy Circular. If a shareholder of the Corporation appoints one of the persons named in the form of proxy accompanying this Proxy Circular as the nominee of the shareholder and does not direct such nominee to vote either for, against or withhold from voting in respect of a matter or matters with respect to which an opportunity to specify how the common shares of the Corporation registered in the name of such shareholder are to be voted, the proxy will be voted for such matter or matters.

To be effective, proxies must be received by the Corporation c/o Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, prior to 5:00 p.m., Pacific Time, on May 17, 2004 or, in the case of any adjournment of the Meeting, not later than 5:00 p.m., Pacific Time, on the second business day prior to the reconvened meeting. Deposit of a proxy may be made by delivery through the mail, but the proxy should be mailed promptly in order to ensure timely deposit. A self addressed envelope is provided for the return of a proxy.

Exercise of Vote by Proxy

The common shares of the Corporation represented by a proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions of the holder of such common shares of the Corporation, so long as such instructions are certain, on any ballot that may be called for and, where the shareholder of the Corporation whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the common shares of the Corporation represented by such proxy will be voted in accordance with the specification so made. If no choice is specified in the proxy, the persons named in the form of proxy accompanying this Proxy Circular will vote for all of the matters proposed by management at the Meeting and described in the notice of the Meeting accompanying this Proxy Circular.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the notice of the Meeting accompanying this Proxy Circular and with respect to other matters which may properly come before the Meeting. Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the notice of the Meeting accompanying this Proxy Circular. However, if any other matters which are not now known to management of the Corporation should properly come before the Meeting, the common shares of the Corporation represented by proxies given in favour of the persons named in the form of proxy accompanying this Proxy Circular will be voted on such matters in accordance with the best judgement of such person.

Revocation of Proxies

A shareholder of the Corporation may revoke a previously given proxy by depositing an instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity in which such officer or attorney is signing, and deposited, together with the instrument so empowering the officer or officers or the attorney, or a notarially certified copy of such instrument, either at the registered office of the Corporation at any time up to and including 5:00 p.m., Pacific Time, on May 17, 2004 or any adjournment thereof, at which the proxy is to be used.

Voting Securities and Principal Holders Thereof

As of April 14, 2004 151,959,694 common shares of the Corporation were outstanding, each entitled to one vote on each matter voted upon by ballot at the Meeting. Each holder of record of common shares of the Corporation on April 14, 2004 was entitled to notice of the Meeting and is entitled to vote at the Meeting. To the best of the knowledge of the directors and the senior officers of the Corporation, at April 14, 2004 no person or company beneficially owned directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting shares of the Corporation other than Dundee Wealth Management Inc. which together with its subsidiaries, affiliates and associates, own or exercise control or direction over an aggregate of 17,416,831 common shares and 439,750 warrants of Miramar Mining, which represents 11.46% undiluted (or 11.75% assuming the conversion of the warrants) of the issued shares of the Corporation.

THE MEETING

Election of Directors

It is proposed that the persons named below be nominated for election as directors of the Corporation. All of the proposed nominees are now directors of the Corporation and have been since the year set forth below. Management of the Corporation does not contemplate that any of the proposed nominees will be unable to serve as directors of the Corporation but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy accompanying this Proxy Circular have the right to vote for any other nominee of management of the Corporation. Each director will be elected to hold office until the close of the next annual general meeting of the shareholders of the Corporation or until his/her successor is appointed or elected. The following table sets forth certain information concerning the persons nominated for election as directors of the Corporation.

Name and Municipality of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares(6)

Lawrence Bell(1)(5)	Director	Corporate Director, BC Hydro,	2003	20,000
West Vancouver, British		Electrical Utility
Columbia

David Fennell(2)	Executive Vice-Chairman,	Business Executive	2002	2,423,742
Nassau, Bahamas	and Director

Catherine McLeod-	Director	President & Director, Pacific	2001	59,667
Seltzer,(5)(3)		Rim Mining Corporation, Mining
West Vancouver, B.C		Company

Peter Nixon(1)(5)	Director	Corporate Director	2002	13,150
Keswick, Ontario

Anthony J. Petrina(2)(4)(5)	Chairman of the Board and	Mining Engineer, Corporate	1995	67,231
Vancouver, B.C	Director	Director

Christopher J. Pollard(1)(4)	Director	Associate Counsel, Clark	1994	52,700
Vancouver, B.C		Wilson, law firm

William E. Stanley(1)(2)(3)	Director	Mining Engineer, Industry	1995	1,000
West Vancouver, B.C		Consultant

Peter Steen(3)(4)	Director	President, Peter Steen	2002	203,447
Salmon Arm, British		Consulting Inc., Industry
Columbia		Consultant

Anthony P. Walsh(2)	President and Chief	President & Chief Executive	1999	69,692
West Vancouver, B.C	Executive Officer and	Officer of the Corporation
	Director

(1)	Member of the Audit & Risk Management Committee
(2)	Member of the Executive Committee
(3)	Member of the Human Resources Committee
(4)	Member of the Safety and Environmental Committee
(5)	Member of the Corporate Governance and Nominating Committee
(6)

Indicates the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised. Such information, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

Each of the nominees is currently a director of the Corporation. Jonathan Goodman is currently a director of the Corporation, but has indicated to the Corporation that he will be unable to continue to serve as director for the remainder of 2004 due to competing time commitments.

Each of the nominees has been engaged in the principal occupation set forth opposite the nominee’s name during the past five years except for: Mr. Walsh who prior to August 1999, was the Vice-President and Chief Financial Officer of the Corporation; David Fennell, who prior to 2002 was the President of Hope Bay Gold Corporation Inc.; Mr. Nixon who, prior to 2000 was President of Dundee Securities (U.S.A.) Inc., Institutional Sales Trading; and Mr. Lawrence Bell, who prior to August 2001 was President of Shato Holdings Ltd., a food services & real estate management, and holding company

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the election of the foregoing individuals as directors of the Corporation to hold office until the close of the next following annual general meeting of the shareholders of the Corporation or until their successors are elected.

Executive Remuneration

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and to subsidiaries of the Corporation for the financial years ended December 31, 2003, 2002 and 2001 to the extent required by law in respect of each of the individuals who were at December 31, 2003, the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion(1) $	Securities Under Options Granted (#)	All Other Compensation ($)

Anthony P. Walsh	2003	290,000	100,000	25,500	150,000	--
President & Chief	2002	276,980	70,000	25,500	100,000	--
Executive Officer	2001	265,000	55,000	21,900	70,000 (2)	--

Stephen P. Quin	2003	205,000	40,000	23,700	100,000	--
Executive Vice-President	2002	201,968	50,000	23,700	80,000	--
	2001	200,000	30,000	21,900	40,000	--

Brian M. Labadie	2003	215,000	45,000	23,700	100,000	--
Senior Vice-President,	2002	212,364	50,000	23,700	80,000	--
	2001	210,000	42,000	21,900	40,000	--

A. David Long	2003	141,968	30,000	21,900	90,000
Corporate Secretary and	2002	141,968	15,000	21,900	80,000
General Counsel	2001	140,000	10,000	21,900	40,000

Elaine Bennett	2003	115,000	23,000	21,900	90,000	--
Vice-President &	2002	101,740	20,000	15,588	20,000
Controller

1.	In each case the amount represents a Registered Retirements Savings Plan contribution of between $8,400 and $13,500 per annum and a car allowance of between $650 and $1000 per month.

Stock Option Plan

Under the stock option plan of the Corporation (the “Stock Option Plan”), options to purchase common shares of the Corporation may be granted to full or part-time employees and directors of the Corporation or subsidiaries of the Corporation and other persons or companies engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation. The maximum number of common shares of the Corporation subject to option under the Stock Option Plan may not exceed 10,800,000. In determining the number of common shares of the Corporation subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Corporation. The exercise price per common share may not be less than the closing price of the common shares of the Corporation on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. Each option is for a term not in excess of 10 years and is not exercisable unless the optionee has been continuously employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Corporation or a subsidiary of the Corporation continuously since the date of grant of the option, except (i) in the case of the death of an optionee, in which case the option is exercisable for a maximum of 12 months thereafter, (ii) in the case of an optionee ceasing to be a participant under the Stock Option Plan for any reason other than cause of death, in which case the option is exercisable for a maximum of 30 days thereafter or (iii) an optionee who is a director ceasing to be a participant under the Stock Option Plan as a result of a takeover of the Company, in which case the option is exercisable for a maximum period of one year. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Corporation in connection with any purchase of common shares from the Corporation. All options granted by the Corporation are currently exercisable for a five year term.

During the financial year of the Corporation ended December 31, 2003 options were granted to the Named Executive Officers as follows:

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING 2003

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Anthony P. Walsh	150,000	8.7%	$1.90	$1.90	February 3, 2008

Stephen P. Quin	100,000	5.79%	$1.90	$1.90	February 3, 2008

Brian Labadie	100,000	5.79%	$1.90	$1.90	February 3, 2008

A. David Long	90,000	5.22%	$1.90	$1.90	February 3, 2008

Elaine Bennett	90,000	5.22%	$1.90	$1.90	February 3, 2008

The following table sets forth details of all exercises of options during the financial year of the Corporation ended December 31, 2003 by each of the Named Executive Officers and the value as at December 31, 2003 of unexercised options on an aggregate basis:

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND DECEMBER 31, 2003 OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realised ($)	Unexercised Options at December 31, 2003 (#) Exercisable/ Unexercisable(6)		Value of Unexercised in-the- Money Options at December 31, 2003 ($)Exercisable/ Unexercisable(6)

Anthony Walsh	76,000	$79,820	384,000	(1)	$519,180

Stephen P. Quin	80,000	$86,000	180,000	(2)	$287,600

Brian Labadie	80,000	$97,600	100,000	(3)	$190,000

A. David Long	27,000	$28,050	223,000	(4)	$326,550

Elaine Bennett	20,000	$24,400	90,000	(5)	$171,000

(1)	20,000 at $1.15; 75,000 at $0.76; 70,000 at $1.00; 69,000 at $1.22 and 150,000 at $1.90.
(2)	80,000 at $1.22, 100,000 at $1.90.
(3)	100,000 at $1.90.
(4)	20,000 at $1.00, 33,000 at $1.15, 80,000 at $1.22 and 90,000 at $1.90.
(5)	90,000 at $1.90.
(6)

All options are vested and no options held by the named executive officers are unexercisable. Notes (1) through (5) above refer to the number of shares that may be acquired on exercise at the stated exercise prices.

Human Resources Committee

The annual base salaries and bonuses paid to senior management of the Corporation and the benefits offered by the Corporation in the financial year ended December 31, 2003, were determined by the Human Resources Committee of the Board of Directors comprised of four non-employee directors formed to administer the executive remuneration program of the Corporation. The Human Resources Committee in respect of the financial year ended December 31, 2003 was comprised of William E. Stanley (Chair), Catherine McLeod-Seltzer, Jonathan Goodman and Peter Steen. The Human Resources Committee has determined that the annual compensation paid to senior management of the Corporation should be equivalent to the industry standard paid to executives of comparable corporations in the gold mining industry in Canada.

The Human Resources Committee has formulated criteria to be used in determining the remuneration of senior management of the Corporation. The Human Resources Committee annually reviews independent salary surveys to assist it to determine executive compensation.

Human Resources Committee Report

Executive Compensation Program

The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. To this end, the executive compensation program formulated by the Human Resources Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation. The Human Resources Committee sets the executive compensation levels using the PricewaterhouseCoopers annual National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada.

Base Salaries

To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar gold mining companies. In determining base salaries and bonuses, the Human Resources Committee took into account the financial performance of the Corporation for 2003. In particular, the Corporation completed equity financings of approximately C$62 million (net) and signed a letter of intent for an option to earn up to 60% of the George and Goose Lake projects from Kinross Gold Corporation.

The level of the base salary for each employee of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation, within competitive industry ranges. The Human Resources Committee determines the base salaries and bonuses for senior management and employees of the Corporation. Named executive officers received salary increases of up to 4.2% during 2003.

Bonus

The Chief Executive Officer of the Corporation presents recommendations to the Human Resources Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Corporation. The Human Resources Committee evaluates each member of senior management and the other employees of the Corporation in terms of their performance and the performance of the Corporation. The Human Resources Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Corporation, which are reported to the Board of Directors of the Corporation. In 2004, all members of the executive management team received performance bonuses for work done in 2003.

Stock Options

The purpose of the Corporation’s stock option plan is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thereby advancing the interests of the Corporation, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock Options are granted in accordance with the stock option plan approved by the shareholders (outlined below) at an exercise price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the business day immediately prior to the date of grant. Currently there are options to purchase an aggregate of 6,941,884 common shares granted to directors, officers and employees, representing approximately 4.56% of the issued shares of the Corporation on April 14, 2004.

Stock Option Plan

The Human Resources Committee previously set a program for annual stock option grants under the Corporation’s Stock Option Plan setting the number of options to be granted for each position within the Corporation. The Stock Option Plan is administered by the Chief Executive Officer of the Corporation within the program set by the Human Resources Committee, and is intended to advance the interests of the Corporation through the motivation, attraction and retention of key employees, officers and directors of the Corporation and subsidiaries of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of common shares of the Corporation by key employees, officers and directors of the Corporation and subsidiaries of the Corporation. Each grant of options under the Stock Option Plan is approved by the Board of Directors of the Corporation.

The number of common shares of the Corporation which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Corporation at the time the option is granted, which price may not be less than the closing price of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the date of grant of the option. The options initially granted under the Stock Option Plan were approved by the Board of Directors of the Corporation at the time of grant. All subsequent grants of options are reviewed by the Human Resources Committee and recommended to the Board of Directors for approval.

Compensation of the Chief Executive Officer

The process for the setting of the compensation of the Chief Executive Officer of the Corporation is the same as for the other members of senior management of the Corporation. The Chief Executive Officer’s performance is evaluated by the Human Resources Committee relative to various objectives set for him and the Corporation.

The Human Resources Committee and the Board of Directors continue to be of the view that Mr. Walsh provides the leadership that permitted the Corporation to advance it’s initiatives in 2003 and in making their compensation decision, they considered other factors including his contribution to the business performance and anticipated future performance of the Corporation.

In consideration of Mr. Walsh’s contribution to the Corporation, Mr. Walsh received a salary of $290,000, was awarded a cash bonus of $100,000 and was granted fully vested incentive stock options to purchase 150,000 common shares of the Corporation for a period of five years.

In 2000, the Corporation entered into a revised employment agreement with Mr. Walsh which provides that if Mr. Walsh’s employment is terminated without cause, he will be paid severance of three years of his then salary. However, if his employment is terminated within twelve months of a change of control of the Corporation, the three years severance will be based on the average salary of Chief Executive Officers of Canadian Mining Companies with fewer than 1,000 employees according to the PricewaterhouseCoopers annual salary survey. For the year 2003 this average was $344,163.

The Human Resources Committee has also approved those executive officers of the Corporation who will be eligible to receive a bonus in 2004, together with enumerated and weighted objectives for each of these executive officers for 2003. The performance evaluation of the executive officers is primarily the responsibility of the President and CEO.

Going forward, the Human Resources Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Corporation’s President and CEO.

The foregoing report dated April 14, 2004, for the financial year ended December 31, 2003 has been presented by the Human Resources Committee.

Committee Members: William E. Stanley (Chairman), Catherine McLeod-Seltzer, Jonathan Goodman and Peter Steen.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of Miramar Mining Corporation with the total cumulative shareholder return of the S&P/TSX Composite Index and the total cumulative shareholder return of the S&P/TSX Gold Index for the period commencing December 31, 1999 and ending December 31, 2003.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 1999 — December 31, 2003

Compensation of Directors

During 2003, the Corporation paid a cash honorarium to each of the non-management directors for services rendered as directors of the Corporation in the amount of $18,000 per annum based on a $12,000 retainer and $1,000 per meeting for six meetings during the year, and $2,500 for each regular committee of which the director is a member. For each committee of which the director is a chairman, the director is compensated a further $1000 per annum. The Corporation has five regular committees, the Executive Committee, the Audit and Risk Management Committee, the Safety and Environmental Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee. The Board, from time to time, forms additional committees to address specific issues. Typically directors are paid $1,000 per meeting for meetings of Committees other than regular committees. No non regular committees were formed during 2003. During 2003 the Board of Directors held 11 meetings, in excess of the six meetings on which the annual retainer is based. The Company paid an additional $1,000 per meeting to directors attending additional board meetings. The Corporation also pays fees for any additional services rendered by Directors at the regular rates for such services. The Chairman is advised of any proposed additional services and if deemed material, board approval is obtained. During the past year, no director provided any material additional services to the Corporation.

During the financial year ended December 31, 2003, 40,000 options were granted at an exercise price of $1.90 to purchase common shares of the Corporation to each of Mr. Petrina, Mr. Stanley, Ms. Mcleod-Seltzer, Mr. Pollard and Mr. Bell; 82,321 options were granted at an exercise price of $1.90 to each of Mr. Goodman, Mr. Steen and Mr. Nixon and 80,000 options were granted at an exercise price of $1.90 to Mr. Fennell

For the year 2003, Mr. Bell elected to receive a total of 19,355 options in lieu of Directors fees of $12,000. The attributed value of the stock options was $0.62 per option as determined using an option valuation model based on the Black Scholes model.

Executive Contracts

The Corporation has entered into employment agreements with the Named Executive Officers which provide in each case, other than the Chief Executive Officer, that if the Officer’s employment is terminated by the Corporation, other than for cause, the Officer will be paid severance of two times the Officer’s then salary and benefits.

Corporate Governance

Every company listed on the Toronto Stock Exchange is required to describe its approach to corporate governance, with specific reference to the TSX guidelines on an annual basis in the company’s annual report or information circular.

The Board of Directors of the Corporation has approved the corporate governance policies for the Corporation, which are described with specific reference to the TSX guidelines below and in the Corporation’s Annual Report for the year ended December 31, 2003.

The Corporation also takes care to ensure it is in compliance with the Corporate Governance and Audit Committee guidelines of the American Stock Exchange, especially as those guidelines relate to the Sarbanes Oxley legislation recently enacted in the United States.

Statement of Corporate Governance Responding to TSX Guidelines (in italics)

“1.     The board should explicitly assume responsibility for the stewardship of the corporation and specifically for a) the adoption of a strategic planning process; b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks; c) succession planning, including appointing, training and monitoring senior management; d) a communications polity for the corporation; e) the integrity of the corporations internal control and management information systems.”

1)

The Board, through its mandate, is responsible for the stewardship of the Corporation and final accountability for the governance and management of the Corporation’s affairs. The Board works with and monitors the performance of management on an ongoing basis.

1a)

The Board is actively involved in discussing, establishing and approving the Corporation’s strategic goals and the implementation of the required courses of action. Typically, the Board refers significant strategic matters to the appropriate committee to ensure that any proposed initiative is consistent with the Corporation’s stated goals.

1b)

The Audit and Risk Management Committee of the Board is responsible for reviewing and implementing internal control systems, thereby assisting the Board in identifying and monitoring the risks to the business of the Corporation.

1c)

The Board takes responsibility for appointing and monitoring senior management through both the Corporate Governance and Human Resources Committees. The Board encourages management’s participation in appropriate professional and personal development activities and supports management’s commitment to the training and development of all employees.

1d)

The Corporation endeavours to keep its shareholders informed with a comprehensive annual report and interim quarterly statements. The Corporation also maintains a website which provides summary information on the Corporation as well as press releases and regulatory filings. The Corporation has a dedicated investor relations person to deal with shareholder and analyst enquiries, or when appropriate, refer such enquiries to a member of senior management.

1e)

The Board, through its Audit and Risk Management Committee, together with the management of the Corporation, is responsible for the design and implementation of the Corporation’s internal control and management information systems. The Audit and Risk Management Committee, on behalf of the Board, also monitors the integrity of the internal controls and management information systems.

“    2.   The Board should be constituted with a majority of individuals who qualify as “unrelated” directors, and the Board should disclose if the Corporation has a significant shareholder and how the Board reflects the interests of the shareholders other than the significant shareholder.”

2)	The Board is composed of ten directors; eight are unrelated and independent of management in accordance with the definitions of unrelated as provided by the Toronto Stock Exchange.

“    3.   The Board should disclose whether the Board has a majority of unrelated directors with an analysis of how this conclusion was reached.”

3)

Mr. Anthony Walsh, the President and Chief Executive Officer of the Company, and Mr. David Fennell, the Executive Vice-Chairman of the Corporation, are members of the Board. All other directors of the Corporation are considered by the board to be independent of management and free of any interest or other business relationships that may interfere with the director’s ability to act in the best interests of the company.

“    4.   The Board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.”

4)

The full Board of the Corporation is responsible for determining the competencies, skills and personal qualities it should seek in a new Board member, in light of the opportunities and risks facing the Corporation. Within this framework, the Corporate Governance and Nominating Committee, composed of three unrelated directors, is responsible for recommending prospective Board members to fill vacancies on the Board. The Corporate Governance Committee, according to its mandate has designed and implemented a formal process for evaluating and assessing individual director performance on a regular basis.

“    5.   The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.”

5)

The Corporate Governance and Nominating Committee according to its written mandate, is responsible for assessing the performance and effectiveness of the Board as a whole and of committees of the Board. During the year ended December 31, 2003, the Corporate Governance and Nominating Committee developed and implemented a formal process to evaluate the performance and effectiveness of the board on an annual basis. The Corporate Governance and Nominating Committee has also drafted a formal process for evaluating the performance and effectiveness for Committees of the Board, as well as individual Board members. These reviews will be conducted on a regular basis.

“    6.   The Board should provide an orientation and education program for new directors.”

6)

New directors are provided with substantial background materials upon joining the Board. This material includes, among other things, information about the Corporation such as past annual and quarterly reports and regulatory filings such as the Annual Information Form and proxy circulars. In addition, new directors have full briefing sessions from senior management on a frequent basis.

“    7.   The Board should examine its size with a view to facilitate more effective decision-making.”

7)

The Board of Directors examines its size as well as its composition regularly to ensure that it facilitates effective decision making. This is done as an integral part of the annual evaluation of the Board’s performance and effectiveness. During the year ended December 2003, acting on the recommendation of the Board, the Corporate Governance and Nominating Committee identified and successfully recruited a new Board member who is qualified as a “financial expert” as defined by the American Stock Exchange and the recently enacted Sarbannes Oxley legislation in the United States. The Board believes that the current number of Directors, the experience they bring to the Board and the current composition of the Board, are appropriate for the Board to perform its duties and responsibilities effectively.

“    8.   The Board should review the adequacy and form of the compensation of directors to ensure the responsibilities and risks involved in being an effective director are reflected.”

8)

The Human Resources Committee reviews annually the adequacy and form of compensation for Directors. The committee examines the compensation with reference to industry standards for companies of a similar size and nature. In its current review, the Committee agreed that in most respects, Board compensation was adequate. In the case of Committee Chairs, fees were adjusted upwards to be bought in line with those paid by other companies of a similar size and nature.

“    9.   Board Committees should generally be composed of outside (i.e. non-management) directors, a majority of whom are unrelated.”

9)

There are five standing committees of the Board: the Executive Committee, the Human Resources Committee, the Audit and Risk Management Committee, the Corporate Governance and Nominating Committee and the Safety and Environmental Committee. All of the committees are made up of outside and unrelated directors with the exception of the Executive Committee which consists of two outside and unrelated directors and two management directors.

“    10.   The Board should appoint a Committee responsible for developing the Corporation’s approach to governance issues and these guidelines.”

10)

The Corporate Governance and Nominating Committee has responsibility for developing and monitoring the Corporation’s approach to corporate governance issues and for responding to the TSX’s best practices guidelines. The responsibilities of the Corporate Governance and Nominating Committee are set out in a written mandate which is posted on the Corporation’s website.

“    11.   The Board should: a) develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities, b) develop the corporate objectives which the CEO is responsible for meeting.”

11)

The Board of Directors operates according to its own corporate mandate. The Board is assessed annually in light of this mandate. The Board, through its Human Resources Committee, defines the limit to management’s responsibilities and establishes goals for members of senior management. Individual performance of senior management is conducted by the committee within the framework of these goals, and annual salary and bonus considerations are recommended based on these reviews. The Chief Executive Officer of the Corporation participates in the review process of other senior managers.

“    12.   The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.”

12)

The Board operates independently of management. The Corporation’s policy is that a majority of members of the Board be “unrelated” according to the definition established by the Toronto Stock Exchange. Furthermore, the Corporation’s policy is to maintain a non-executive Chairman of the Board to ensure that the Board of Directors can function independently of management. The current Chairman, Anthony J. Petrina, is an outside and unrelated director. Also, the Board is provided with an opportunity to meet “in camera” at every Board meeting.

“    13.   The Audit Committee of the Board should be composed only of outside directors and its roles and responsibilities should be specifically defined.”

13)

The Audit and Risk Management Committee consists of four outside and unrelated directors. The Audit and Risk Management Committee along with management and the external auditors is responsible for the financial reporting of the Corporation. The Audit and Risk Management Committee implements and reviews internal systems thereby assisting the Board in identifying and monitoring the risks to the business of the Corporation. Further, the Audit and Risk Management Committee is charged with the initial responsibility of determining that the financial and budget goals of the Corporation are met by management and, where these goals have not been met by management, reporting back to the Board on the progress and the level of achievement of management versus the pre-determined budget levels.

“    14.   The Board should implement a system which enables individual director to engage outside advisers at the expense of the corporation in appropriate circumstances.”

14)

The mandates of the Board and of its committees have incorporated a formal policy for permitting directors to retain outside advisors at the Company’s expense. Any of these services must be approved by the Board.

Interest of Insiders in Material Transactions

No director, senior officer of holder of 10% or more of the issued voting securities of the Corporation had any direct or indirect interest in any material transaction with the Corporation in 2003 other than as follows:

Jonathan Goodman, a director of the Corporation, is a director of Dundee Wealth Management Inc; which owns Dundee Securities Corporation. Dundee Securities Corporation acted as an agent for private placements by the Corporation of 8,240,629 “flow-through” common shares in June, August and December 2003 for aggregate gross proceeds of $20,449,298 million and received commissions of $1,069,775 and 439,750 broker compensation warrants for its services in connection therewith.

Appointment of Auditor

The auditor of the Corporation is KPMG LLP, Chartered Accountants. KPMG LLP have been the auditors of the Corporation since January 5, 1994. Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation until the close of the next following annual general meeting of the shareholders of the Corporation or until their successor is appointed.

OTHER

In accordance with the Company Act (British Columbia), Advance Notice of the Annual General Meeting was provided by publishing a notice in the Vancouver Sun Newspaper on March 24, 2003. The Corporation did not receive any nominations to the Board of Directors to be included in this circular.

A copy of the most recent Annual Report, including management discussion and analysis, and financial statements of the Corporation is enclosed with these materials. A copy of the most recent Form 40F/Annual Information Form filed by the Corporation may be obtained upon written request from the Secretary of the Corporation. The Corporation may require the payment of a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Corporation.

APPROVAL

The contents and the sending of this management information circular have been approved by the directors of the Corporation.

Dated April 14, 2004	By Order of the Board Anthony P. Walsh President & Chief Executive Officer

                                                           M I R A M A R   M I N I N G   C O R P O R A T I O N

                                                                                       P R O X Y

                                                             for the Annual General Meeting to be held May 19, 2004

                                                                     THIS PROXY IS SOLICITED BY MANAGEMENT

The  undersigned  member of  MIRAMAR  MINING  CORPORATION  (the  "Corporation")  hereby  appoints  ANTHONY J.  PETRINA  or  failing  him,  ANTHONY  P.  WALSH,  or failing  him,
__________________________  as the true and lawful  attorney and proxy of the  undersigned to attend the annual general  meeting of the  shareholders of the Corporation and any adjournment thereof and to vote the common shares of the Corporation registered in the name of the undersigned as follows:

Item (1)          To elect LAWRENCE BELL as a director                 FOR (   )                 WITHHOLD VOTE  (   )
                  To elect DAVID FENNELL as a director.                FOR (   )                 WITHHOLD VOTE  (   )
                  To elect CATHERINE McLEOD-SELTZER as a director      FOR (   )                 WITHHOLD VOTE  (   )
                  To elect PETER NIXON as a director                   FOR (   )                 WITHHOLD VOTE  (   )
                  To elect ANTHONY J. PETRINA as a director.           FOR (   )                 WITHHOLD VOTE  (   )
                  To elect CHRISTOPHER J. POLLARD as a director.       FOR (   )                 WITHHOLD VOTE  (   )
                  To elect WILLIAM STANLEY as a director.              FOR (   )                 WITHHOLD VOTE  (   )
                  To elect PETER STEEN as a director.                  FOR (   )                 WITHHOLD VOTE  (   )
                  To elect ANTHONY P. WALSH as a director.             FOR (   )                 WITHHOLD VOTE  (   )

  Item (2)        To appoint KPMG LLP, Chartered  Accountants, as      FOR (   )                 WITHHOLD VOTE  (   )
                  auditor and to authorize the directors to fix the
                  auditor's remuneration.

YOU MAY APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER  OF THE  CORPORATION)  TO REPRESENT  YOU AT THE MEETING.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE
DESIGNATED  PERSONS  AND  INSERTING  THE NAME OF THE  PERSON TO BE  APPOINTED  IN THE BLANK  SPACE  PROVIDED.  THis PROXY  WILL BE VOTED ON ANY  BALLOT IN  ACCORDANCE  WITH THE
INSTRUCTIONS  GIVEN AND IN THE ABSENCE OF  INSTRUCTIONS  WILL BE VOTED FOR EACH OF THE ITEMS SET FORTH ABOVE.  IN RESPECT OF ANY  AMENDMENT TO OR VARIATION IN ANY OF SUCH ITEMS
OR ANY OTHER ITEM WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT  THEREOF,  THE COMMON SHARES OF THE  CORPORATION  REPRESENTED BY THIS PROXY WILL BE VOTED IN THE
DISCRETION OF THE PERSON NAMED AS PROXY HEREIN.

The undersigned hereby revokes any proxy previously given.

AS WITNESS MY HAND this __________ day of __________________________, 2004.  [NOTE:  YOU MUST DATE THIS PROXY FOR IT TO BE VALID]

____________________________________________________               ____________________________________________________
SIGNATURE                                                          PRINT NAME

                                                      N O T E S

1.       THIS FORM OF PROXY WILL NOT BE VALID  UNLESS IT IS DATED AND SIGNED  EXACTLY AS YOUR NAME  APPEARS IN THE RECORDS OF THE  CORPORATION.  WHEN  SIGNING IN A FIDUCIARY OR
         REPRESENTATIVE  CAPACITY,  PLEASE GIVE YOUR FULL TITLE. IN THE CASE OF A JOINT  SHAREHOLDING,  EACH  SHAREHOLDER  MUST SIGN. IF THE SHAREHOLDER IS A CORPORATION,  THIS
         FORM OF PROXY MUST BE SIGNED UNDER  CORPORATE  SEAL BY AN OFFICER  THEREOF,  OR BY AN ATTORNEY  THEREOF  AUTHORIZED IN WRITING.  THIS FORM OF PROXY MUST BE DATED TO BE
         VALID.  IF THIS FORM OF PROXY IS  EXECUTED  BY AN  ATTORNEY  FOR AN  INDIVIDUAL  SHAREHOLDER  OR JOINT  SHAREHOLDERS  OR BY AN OFFICER OR  OFFICERS OR AN ATTORNEY OF A
         CORPORATE  SHAREHOLDER,  THE INSTRUMENT SO EMPOWERING THE OFFICER OR OFFICERS OR THE ATTORNEY,  AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF,  SHOULD  ACCOMPANY THIS
         FORM OF PROXY.

2.       TO BE  EFFECTIVE,  THIS FORM OF PROXY MUST BE RECEIVED BY THE  CORPORATION  C/O PACIFIC  CORPORATE  TRUST  COMPANY,  10th Floor,  625 HOWE STREET,  VANCOUVER,  BRITISH
         COLUMBIA,  V6C 3B8,  PRIOR TO 5:00 P.M.,  PACIFIC TIME, ON MAY 17, 2004 OR, IN THE CASE OF ANY ADJOURNMENT OF THE MEETING,  NOT LATER THAN 5:00 P.M.,  PACIFIC TIME, ON
         THE BUSINESS DAY PRIOR TO THE RECONVENED  MEETING.  Deposit of a proxy may be made by delivery  through the mail,  but the proxy should be mailed  promptly in order to ensure timely deposit.  A self addressed envelope is provided for the return of a proxy.

3.       A SHAREHOLDER OF THE  CORPORATION  MAY REVOKE A PREVIOUSLY  GIVEN PROXY BY DEPOSITING AN INSTRUMENT IN WRITING  EXECUTED BY THE SHAREHOLDER OR HIS ATTORNEY IN WRITING,
         OR, IF THE  SHAREHOLDER IS A CORPORATION,  UNDER ITS CORPORATE SEAL BY AN OFFICER OR ATTORNEY  THEREOF  PROPERLY  AUTHORIZED,  INDICATING THE CAPACITY UNDER WHICH SUCH
         OFFICER OR ATTORNEY IS SIGNING,  AND DEPOSITED,  TOGETHER WITH THE INSTURMENT SO EMPOWERING THE OFFICER OR OFFICERS OR THE ATTORNEY,  OR A NOTARIALLY CERTIFIED COPY OF
         SUCH INSTRUMENT,  EITHER AT THE REGISTERED OFFICE OF THE CORPORATION AT ANY TIME UP TO AN INCLUDING 5:00P.M.,  PACIFIC TIME, ON THE LAST BUSINESS DAY PRECEDING THE DAY
         OF THE MEETING, OR ANY ADJOURNMENT THEREOF, AT WHICH THE PROXY IS TO BE USED.